UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOLTA MEDICAL, INC.

(Name of Subject Company)

SOLTA MEDICAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83438K103

(CUSIP Number of Class of Securities)

Mark M. Sieczkarek

Chairman of the Board,

President and Chief Executive Officer

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel J. Winnike, Esq.

Kris S. Withrow, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Solta Medical, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 25881 Industrial Boulevard, Hayward, California, 94545, and the telephone number of the principal executive offices of the Company is (510) 782-2286.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of common stock, par value $0.001 per share (each, a “Share”). As of December 20, 2013, there were 100,000,000 Shares authorized, of which 81,527,000 were outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9, The Company’s name, address and business telephone number are set forth in Item 1 above under the heading “ — Name and Address.” The Company’s website address is www.solta.com. The information included in, or linked to through, the Company’s website should not be considered part of this statement. The Company has included its website address in this statement solely as a textual reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a price of $2.92 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented, the “Schedule TO”) filed by the Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2013.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2013 (as it may be amended or supplemented, the “Merger Agreement”), by and among Parent, the Purchaser, the Company and Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). A summary of the Merger Agreement is contained in Section 12 of the Offer to Purchase under the heading “The Transaction Agreements — The Merger Agreement” and is incorporated by reference herein. The Merger Agreement provides, among other things, that as soon as commercially practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Dissenting Shares (as defined in Item 8 under the heading “Additional Information — Appraisal Rights”), if any, (ii) Shares that are owned by Valeant, Parent or the Purchaser or any other direct or indirect subsidiary of Valeant or Parent and (iii) Shares that are owned by the Company or any of the Company’s direct or indirect wholly owned subsidiaries) will be converted into the right to receive an amount per Share equal to the Offer Price paid in the Offer (the “Merger Consideration”). In connection with the Merger, outstanding stock options, time-based restricted stock units and market stock units will convert to the right to receive cash consideration as set forth in Item 3 of this Schedule 14D-9 under the headings “Agreements of Arrangements with Executive Officers of the Company — Treatment of Stock Options” and “Agreements of Arrangements with Executive Officers of the Company — Treatment of Other Stock-Based Awards.”

The Offer is initially scheduled to expire at midnight, New York City time, on January 23, 2014 (one minute after 11:59 P.M., New York City time, on January 22, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed the Purchaser solely for the purpose of engaging in the Transactions. To date, the Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of the Purchaser and Parent are located at 700 Route 202/206 North, Bridgewater, New Jersey 08807 and the telephone number is (908) 927-1400.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Schedule 14D-9 or in the Schedule TO, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its any of its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Valeant, Parent, the Purchaser or their respective executive officers, directors or affiliates.

Arrangements between the Company, Parent and the Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and the Company entered into a confidentiality agreement on July 7, 2012, which was amended on October 31, 2013 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Parent, on its own behalf and on behalf of certain of its representatives, agreed among other things, not to disclose confidential information concerning the Company and to use such information only for the purposes of considering, evaluating and negotiating a possible transaction with the Company (subject to certain exceptions). Under the Confidentiality Agreement, Parent also agreed, for a period of 18 months following the date of the Confidentiality Agreement (later extended by amendment to a period of 24 months following the date of the Confidentiality Agreement), to certain “standstill” provisions for the protection of the Company and, for a period of 12 months following the date of the Confidentiality Agreement, to certain employee non-solicitation provisions prohibiting Parent from soliciting the Company’s employees.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement

On December 15, 2013, the Company, Parent, the Purchaser and Valeant entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about Parent, the Purchaser or the Company or any of their respective affiliates contained in this Schedule 14D-9, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Parent, the Purchaser and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, the Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, the Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger and allocating risk between the parties to the Merger Agreement. The representations and warranties and closing conditions contained in the Merger Agreement do not establish matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser, Valeant or any of their respective subsidiaries or affiliates on any date.

Representation on the Board

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Parent will be entitled to designate for election or appointment the number of directors, rounded up to the next whole number, to the board of directors of the Company (the “Board”) that is in the same proportion as the number of Shares then beneficially owned by Parent and the Purchaser to the total number of Shares outstanding. The Company has agreed that, upon the request of Parent at any time following the Offer Closing, the Company will take all actions necessary to effect the appointment of Parent’s designees and as required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, including mailing to its stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In addition, the Company has agreed that it will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, of each committee of the Board and the board of directors (or similar governing body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case subject to U.S. federal securities laws and any other applicable laws. The Company’s obligations to appoint Parent’s designees to the Board and to the board of directors (or similar governing body) of each subsidiary of the Company will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Between the election of Parent’s designees to the Board and the Effective Time, if the number of Continuing Directors on the Board is reduced to less than three, then the remaining Continuing Directors will be entitled to designate a person or persons to fill such vacancy or vacancies. A “Continuing Director” was a member of the Company’s Board as of December 15, 2013, who was an independent director and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Marketplace rules. If the number of Continuing Directors is reduced to zero, then the other directors will appoint to the Board three individuals who are not current or former officers, directors, employees or consultants of Parent or any of its subsidiaries, or the Company or any of its subsidiaries, who will be deemed to be Continuing Directors.

Between the election of Parent’s designees to the Board and the Effective Time, the affirmative vote of a majority of the Continuing Directors (or all Continuing Directors if only one or two is in office) will be required to:

•	amend or terminate the Merger Agreement;

•	waive any of the Company’s rights or remedies under the Merger Agreement;

•	extend the time for performance of any of the obligations of Parent or the Purchaser pursuant to the Merger Agreement;

•	amend the Company’s Certificate of Incorporation or Bylaws;

•	authorize any agreement between the Company and any of its subsidiaries, on the one hand, and Parent, Merger Sub or any of their affiliates, on the other hand; or

•	make any other consent by the Company with respect to the Transactions.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Tender Agreements

On December 15, 2013, Parent and the Purchaser entered into tender agreements with all directors and certain officers, along with an affiliated entity of one director (the “Tender Agreements”), pursuant to which each such officer, director and affiliated entity agreed, among other things, to tender all of their Shares pursuant to the Offer. Shares subject to the Tender Agreements comprise approximately 7.6% of the outstanding Shares. The summary of the Tender Agreements contained in the Offer to Purchase in Section 12 under the heading “The Transaction Agreements — The Tender Agreements” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which are filed as Exhibits (e)(4) through (e)(13) hereto and are incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3)

Any information contained in the documents incorporated by reference herein will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Treatment of Outstanding Shares

The Company’s directors and executive officers, including those that have agreed to tender all their Shares in the Offer pursuant to the Tender Agreements, will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 20, 2013, the Company’s executive officers and directors owned 803,002 Shares in the aggregate (excluding Options (as defined below) and Awards (as defined below)). If all executive officers and directors were to tender all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the executive officers and the directors would receive an aggregate of approximately $2,521,858 in cash (less certain applicable taxes).

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of December 20, 2013, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser.

Executive Officer/Director	Number of Shares Owned	Value of Shares Owned
Mark M. Sieczkarek	192,975	$563,487
John F. Glenn	149,369	$436,157
H. Daniel Ferrari	107,467	$313,804
Douglas W. Heigel	96,676	$282,294
Mingo Ku	13,212	$38,579
Jeffrey C. Nardoci	23,447	$68,465
Lisa Parr	2,733	$7,980
Thomas J. Yorkey, Ph.D.	10,167	$29,688
Hal Covert	42,975	$125,487
Linda Graebner	37,909	$110,694
David B. Holthe	60,648	$177,092
Cathy L. McCarthy	77,975	$227,687
Eric B. Stang	48,097	$140,443

Treatment of Stock Options

The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase Shares (each, an “Option”) that is not then vested and exercisable will become fully vested and exercisable as of the Effective Time. At the Effective Time, all Options outstanding immediately before the Effective Time will be cancelled and converted into the right to receive an amount of cash (subject to any applicable withholding taxes) equal to (i) the number of Shares subject to the vested portion of each such Option (after giving effect to the acceleration of vesting described above) multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the applicable per Share exercise price of such Option.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s executive officers and directors as of December 20, 2013, and reflects the gross amount payable to the Company’s executive officers and directors with respect to their In-the-Money Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Options held on December 20, 2013, executive officers and directors of the Company would be entitled to receive a payment of approximately $1,256,894 in the aggregate for all In-the-Money Options held by such directors and executive officers (less certain applicable taxes).

Executive Officer/Director	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Vested In-the- Money Options Spread Value(1)	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Unvested In-the- Money Options Spread Value(1)	Total In-the-Money Options Spread Value
Mark M. Sieczkarek	50,000	$0.99	—	$—	$49,500
John F. Glenn	303,062	$1.43	10,938	$1.01	$443,630
H. Daniel Ferrari	157,749	$1.33	6,251	$1.01	$216,680
Douglas W. Heigel	186,812	$1.37	6,188	$1.01	$262,470
Mingo Ku	38,958	$0.95	38,452	$0.15	$42,717
Jeffrey C. Nardoci	114,584	$0.67	6,251	$1.01	$82,856
Lisa Parr	25,000	$0.15	75,000	$0.15	$15,000
Thomas J. Yorkey, Ph.D.(2)	73,333	$0.37	—	$—	$26,791
Hal Covert	50,000	$0.99	—	$—	$49,500
Linda Graebner	—	$—	—	$—	$—
David B. Holthe	—	$—	—	$—	$—
Cathy L. McCarthy	25,000	$0.45	—	$—	$11,250
Eric B. Stang	75,000	$1.10	—	$—	$82,750

(1)	Represents the excess of the Offer Price over the weighted average exercise price per Share subject to such In-the-Money Option that is outstanding.
(2)	On December 5, 2013, Mr. Yorkey announced his resignation from the Company. His resignation will be effective December 31, 2013. Upon the effective date of his resignation, all of Mr. Yorkey’s outstanding unvested options will be cancelled and will not vest in connection with the Transactions.

Treatment of Other Stock-Based Awards

The Merger Agreement provides that, at the Effective Time, each outstanding time-based restricted stock unit (each, an “RSU”) will become fully vested as of the Effective Time, and each outstanding market stock unit (each, an “MSU” and, together with the RSUs, the “Awards”) will become vested to the extent provided under the terms of such MSU as of the Effective Time. At the Effective Time, all outstanding MSUs and RSUs will be cancelled, and the holders of MSUs and RSUs will receive an amount of cash equal to the Offer Price for each Share underlying the vested portion of each such MSU or RSU held by such holder (after giving effect to the acceleration of vesting described above), subject to any applicable tax withholding.

The table below sets forth the number of unvested RSUs and MSUs held by the executive officers and directors of the Company as of December 20, 2013 that will become vested as of the Effective Time, and reflects the gross amount payable to the Company’s executive officers and directors with respect to their RSUs and MSUs, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the RSUs and MSUs held on December 20, 2013, executive officers and directors of the Company would be entitled to receive a payment of approximately $3,631,119 in the aggregate for all unvested RSUs and MSUs held by such directors and executive officers (less certain applicable taxes). As of December 20, 2013, the directors and executive officers did not hold any vested RSUs or MSUs.

Executive Officer/Director	Number of Shares Underlying Unvested RSUs	Value of Shares Underlying Unvested RSUs	Number of Shares Underlying Unvested MSUs(2)	Value of Shares Underlying Unvested MSUs(3)	Total Value of Shares Underlying Unvested RSUs and MSUs
Mark M. Sieczkarek	67,913	$198,306	—	$—	$198,306
John F. Glenn	182,400	$532,608	167,200	$488,224	$1,020,832
H. Daniel Ferrari	105,499	$308,057	95,500	$278,860	$586,917
Douglas W. Heigel	112,799	$329,373	102,500	$299,300	$628,673
Mingo Ku	28,166	$82,245	16,000	$46,720	$128,965
Jeffrey C. Nardoci	107,133	$312,828	97,134	$283,631	$596,460
Lisa Parr	—	$—	—	$—	$—
Thomas J. Yorkey, Ph.D.(1)	—	$—	—	$—	$—
Hal Covert	31,627	$92,351	—	$—	$92,351
Linda Graebner	31,627	$92,351	—	$—	$92,351
David B. Holthe	34,782	$101,563	—	$—	$101,563
Cathy L. McCarthy	31,627	$92,351	—	$—	$92,351
Eric B. Stang	31,627	$92,351	—	$—	$92,351

(1)	On December 5, 2013, Mr. Yorkey announced his resignation from the Company. His resignation will be effective December 31, 2013. Upon the effective date of his resignation, all of Mr. Yorkey’s outstanding unvested RSUs and MSUs will be cancelled and will not vest in connection with the Transactions.
(2)	The number of Shares underlying unvested MSUs that will become vested as of the Effective Time are determined assuming all MSUs achieve 100% target level of performance at the Offer Closing. The actual number of Shares will be calculated in accordance with the terms of the MSU agreement, and the number of Shares underlying unvested MSUs that will become vested as of the Effective Time will not exceed the number of Shares set forth in the table above.
(3)	The value of Shares underlying unvested MSUs that will become vested as of the Effective Time are determined assuming all MSUs achieve 100% target level of performance at the Offer Closing. The value of Shares will be calculated in accordance with the terms of the MSU agreement, and the value of Shares underlying unvested MSUs that will become vested as of the Effective Time will not exceed the value of Shares set forth in the table above.

Change of Control and Severance Agreements

The Company has entered into change of control and severance agreements with certain of its executive officers, including all of its named executive officers. In April 2013, the Company entered into amended and restated change of control and severance agreements with John F. Glenn, H. Daniel Ferrari, Douglas W. Heigel, Mingo Ku, Jeffrey C. Nardoci, Lisa Parr and Thomas J. Yorkey, Ph.D. The amended and restated agreements replaced and superseded such executives’ prior change of control and severance agreements. The substance of the severance and change of control benefits under the amended and restated change of control and severance agreements remains unchanged from the prior such agreements, except that the Company may make a payment of a fully taxable lump sum cash payment in an amount equal to and in lieu of reimbursement of certain employee benefits premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended

(“COBRA”), in the event reimbursement by the Company of COBRA premiums would violate applicable law. With respect to Mr. Glenn, the original change of control and severance agreement replaced and superseded his employment agreement with respect to the subject matter contained in their respective change of control and severance agreements. The potential compensation to be provided to the Company’s officers in connection with the change of control that will result from the Offer are described below and, for the Company’s named executive officers, under Item 8 “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Agreement with John F. Glenn, Chief Financial Officer:

In the event that Mr. Glenn is terminated without “cause” or resigns for “good reason” either before the three-month period prior to or after the 12-month period following a change of control of the Company, he will be entitled to receive the following benefits:

•	a lump sum payment equal to 100% of his annual base salary; and

•	reimbursement of premiums for continuation of certain of his employee benefits under COBRA for a period of up to 12 months following termination or, if such reimbursement would violate applicable law, a fully taxable lump sum cash payment in an amount equal to and in lieu of such reimbursement amounts.

In addition, in the event that Mr. Glenn is terminated without “cause” or resigns for “good reason” during the period beginning three months before and ending 12 months following a change of control of the Company, he will be entitled to receive the following benefits:

•	a lump sum payment equal to 100% of his annual base salary in effect immediately prior to his termination date or (if greater) at the level in effect immediately prior to the change of control;

•	a lump sum payment equal to 100% of his annual target bonus for the fiscal year of his termination or (if greater) the annual target bonus in effect immediately prior to the change of control;

•	reimbursement of premiums for continuation of certain of his employee benefits under COBRA for a period of up to 12 months following termination or, if such reimbursement would violate applicable law, a fully taxable lump sum cash payment in an amount equal to and in lieu of such reimbursement amounts; and

•	full vesting acceleration of all equity incentive awards held by him at the time of termination.

Agreements with Vice Presidents — H. Daniel Ferrari, Douglas W. Heigel, Mingo Ku, Jeffrey C. Nardoci, Lisa Parr and Thomas J. Yorkey, Ph.D.

Pursuant to the terms of the agreements with Mr. Ferrari, Mr. Heigel, Mr. Ku, Mr. Nardoci and Ms. Parr, in the event that any of these executive officers is terminated without “cause” or resigns for “good reason” either before the three-month period prior to or after the 12-month period following a change of control of the Company, such executive will be entitled to receive the following benefits:

•	a lump sum payment equal to 50% of the executive’s annual base salary; and

•	reimbursement of premiums for continuation of certain of the executive’s employee benefits under COBRA for a period of up to six months following termination or, if such reimbursement would violate applicable law, a fully taxable lump sum cash payment in an amount equal to and in lieu of such reimbursement amounts.

In addition, in the event that any of these executive officers is terminated without “cause” or resigns for “good reason” during the period beginning three months before and ending 12 months following a change of control of the Company, such executive will be entitled to receive the following benefits:

•	a lump sum payment equal to 50% of the executive’s annual base salary in effect immediately prior to the executive’s termination date or (if greater) at the level in effect immediately prior to the change of control;

•	a lump sum payment equal to 50% of the executive’s annual target bonus for the fiscal year of the executive’s termination or (if greater) the annual target bonus in effect immediately prior to the change of control;

•	reimbursement of premiums for continuation of certain of the executive’s employee benefits under COBRA for a period of up to six months following termination or, if such reimbursement would violate applicable law, a fully taxable lump sum cash payment in an amount equal to and in lieu of such reimbursement amounts; and

•	full vesting acceleration of all equity incentive awards held by the executive at the time of termination.

For purposes of the change of control and severance agreements described herein, “cause” means (i) the executive officer’s willful failure to substantially perform the executive officer’s duties, other than a failure resulting from the executive’s disability, (ii) the executive’s willful act which constitutes gross misconduct and which is injurious to the Company, (iii) the executive’s willful breach of a material provision of the agreement or (iv) the executive’s knowing, material and willful violation of a federal or state law or regulation applicable to the business of the Company.

For purposes of the change of control and severance agreements described herein, “good reason” means the executive’s termination of employment within 90 days following the expiration of a reasonable cure period following the occurrence of one or more of the following, without the executive’s consent: (i) a material reduction in the executive’s authority, duties, or responsibilities relative to the executive’s authority, duties or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction in authority, duties or responsibilities solely by virtue of the Company being acquired and made part of a larger entity does not constitute “good reason,” (ii) a material reduction by the Company of the executive’s base salary in effect immediately prior to such reduction or (iii) a material change in the geographic location at which the executive must perform services (in other words, the relocation of the executive to a facility that is more than 50 miles from the executive’s current location).

On December 5, 2013, Mr. Yorkey announced his resignation from the Company. His resignation will be effective December 31, 2013. Mr. Yorkey is not expected to receive any payments in connection with his resignation or in connection with the Transactions.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, for six years after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless (and advance expenses to) the past and present directors, officers and employees of the Company (the “Indemnified Parties”) to the same extent such individuals are indemnified as of the date of the Merger Agreement pursuant to the Company’s Certificate of Incorporation, the Company’s Bylaws and any indemnification agreements in existence between the Company and such individuals for acts or omissions occurring at or prior to the Effective Time.

Parent will cause the Surviving Corporation to purchase prepaid, non-cancellable “tail” or “run-off” coverage on the existing policies of directors’ and officers’ liability and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement. Such tail or run-off coverage will be for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than as provided in the Company’s existing policies. However, if such insurance is not available at a cost per annum less than 300% of the last annual premium paid prior to the date of the Merger Agreement, then Parent will cause to be obtained as much comparable insurance as can reasonably be obtained at a cost up to but not exceeding 300% of the last annual premium paid prior to the date of the Merger Agreement.

Employee Matters

Pursuant to the Merger Agreement, for a period of one year following the acceptance of Shares for payment by the Purchaser pursuant to the Offer (the “Offer Closing”), Parent will provide or cause the Company and the Surviving Corporation to provide to each individual who is employed by the Company or any of its subsidiaries immediately prior to the Effective Time (each, a “Covered Employee”) and who remains employed by Parent, the Surviving Corporation or any of their respective subsidiaries, with (i) compensation and employee benefits that, taken as a whole, have a value substantially comparable to the compensation and employee benefits provided by the Company or (ii) compensation and employee benefits that, taken as a whole, have a value substantially comparable to the compensation and employee benefits provided to similarly situated employees of Parent and its subsidiaries.

In addition, Parent has agreed that each Covered Employee will, for certain purposes, be given credit for all service with the Company and its affiliates to the same extent as if such services had been rendered to Parent or the Surviving Corporation after the closing date of the Merger. Parent has agreed it will, or will cause the Surviving Corporation to, waive or use reasonable best efforts to cause its insurance carriers to waive, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each Covered Employee under any health or welfare plan in which such Covered Employee may be eligible to participate after the closing date of the Merger.

Severance Benefit Plan

The Company has adopted a formal severance benefit plan for certain of its full-time employees. The payment amount to any eligible employee under such plan is dependent on rank. The maximum possible payment to the highest ranking employees covered by the plan is equal to 12 weeks of severance pay and three months of coverage under COBRA and outplacement services. The Company’s executive officers whose employment agreements or other agreements with the Company provide for separate and superior severance benefits, including the Company’s named executive officers and the Company’s employees based outside the United States, are not eligible to participate in the plan. Each of the Company’s other full-time employees who are involuntarily terminated as a result of a corporate reorganization, a reduction in staff and selection for participation in the plan by the Chief Executive Officer, or a closure or reorganization of a facility or operation are eligible to participate in the plan. The Transactions will trigger severance benefits for participants under the plan.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on December 15, 2013, the Board unanimously: (i) determined that the Merger Agreement and the Transactions are in the best interests of the Company and the Company’s stockholders, (ii) adopted the Merger Agreement, (iii) approved the Transactions and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

On December 16, 2013, the Company and Valeant issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer

The Board, together with the Company’s management, from time to time evaluates potential opportunities for acquisitions, joint ventures, strategic alternatives and other transactions designed to increase stockholder value. The Board considers such transactions in light of the business and economic environment, as well as developments in the aesthetics industry.

In July 2012, Valeant approached the Company’s then chief executive officer, Stephen J. Fanning, to discuss a potential strategic transaction between the two companies. On July 7, 2012, the Company entered into the initial Confidentiality Agreement. Thereafter, Valeant proposed a business combination transaction in which the Company would contribute its business and assets and Valeant would contribute specified aesthetic products to a newly formed entity. After consideration by the Board, the Company advised Valeant that it was not willing to pursue the transaction on the terms proposed, primarily because the Company did not believe that sufficient value had been attributed to the assets to be contributed by the Company to the new entity. The Company did not have any further meaningful discussions with Valeant regarding this proposed transaction.

On April 22, 2013, the Company filed with the SEC the definitive proxy statement for the 2013 Annual Meeting of Stockholders to be held on June 5, 2013. At this meeting, the Company sought, among other things, to increase the number of authorized Shares. In May 2013, prior to the meeting, a stockholder publicly released a letter that it had sent to the Board opposing the increase in authorized Shares. This letter further proposed that the Board pursue strategic sale discussions immediately. At the meeting, the Company’s stockholders did not approve the proposal to increase the number of authorized Shares, and following the meeting, the same stockholder who released the letter opposing the increase in authorized Shares made additional public statements urging the Board to seek a sale of the Company.

Following the 2013 Annual Meeting of Stockholders, Mr. Fanning received communications from certain strategic parties about opening discussions regarding a potential strategic transaction. None of these discussions led to a formal proposal involving the Company. At the regularly scheduled Board meeting on July 23, 2013, Raymond James & Associates, which had from time to time provided financial advice to the Board, made a presentation regarding the trends in the aesthetics industry and regarding the Company.

On August 6, 2013, the Board accepted the resignation of Mr. Fanning as chief executive officer and as chairman and member of the Board, and appointed Mark M. Sieczkarek as interim chief executive officer. The Company subsequently announced that it had retained an executive search firm to identify a permanent chief executive officer.

On August 8, 2013, the chief executive officer of a strategic party (“Party A”) sent an e-mail message to be delivered to the Board expressing an interest in opening discussions about a potential acquisition of the Company by Party A.

In light of the aforementioned events, and for general business reasons, at a special meeting on August 12, 2013, the Board appointed a committee consisting of David Holthe and Eric Stang to interview prospective financial advisors and make a recommendation to the Board regarding the engagement of a financial advisor to assist the Board in considering and facilitating a potential range of strategic alternatives, including a possible sale of the Company. This committee ultimately recommended to the Board that the Company retain Piper Jaffray & Co. (“Piper Jaffray”) as financial advisor based on its substantial experience in the medical device industry and significant contacts. The Board accepted the committee’s recommendation, and the Company engaged Piper Jaffray in late September 2013.

On August 13, 2013, Mr. Sieczkarek responded to Party A that there was sufficient publicly available information about the Company for Party A to submit a proposal to the Board, and that if Party A were to do so, the Board would give such proposal consideration.

On August 20, 2013, a financial advisor representing a strategic party (“Party B”) spoke with Mr. Sieczkarek regarding Party B’s potential interest in acquiring the Company’s subsidiary Sound Surgical Technologies (“SST”). On October 7, 2013, this financial advisor again contacted Mr. Sieczkarek regarding Party B’s continued potential interest in SST and Mr. Sieczakarek indicated that the matter would be discussed at the upcoming meeting of the Board on October 22.

On October 10, 2013, the Company received a written proposal from Valeant to initiate discussions regarding Valeant’s acquisition of the Company for a per Share cash price in the range of $2.70-$2.81. This written proposal was distributed to the Board and discussed at a special meeting that had previously been scheduled for that day. At the meeting, the Board directed Mr. Sieczkarek to advise Valeant that the Board would review this matter at its upcoming regularly scheduled meeting on October 22. The following day, Mr. Sieczkarek contacted the chief executive officer of Valeant, J. Michael Pearson, and informed Mr. Pearson that the Board would be reviewing Valeant’s proposal at the Board meeting on October 22, 2013, and would expect to be in a position to provide feedback to Mr. Pearson following the Board meeting. In this discussion, Mr. Pearson reiterated the proposal, but indicated that Valeant did not typically engage in auction processes, and consequently would withdraw its proposal if the Company commenced a public sales or auction process.

On October 18, 2013, the chief executive officer of a strategic party (“Party C”) contacted Mr. Sieczkarek and requested a meeting to discuss the Company. Mr. Sieczkarek met in person with the chief executive officer of Party C on the following day, during which meeting such chief executive officer indicated that Party C was potentially interested in acquiring the Company.

At its regular meeting on October 22, 2013, with Piper Jaffray and Fenwick & West LLP, counsel to the Company (“Fenwick & West”), in attendance, the Board reviewed the October 10 proposal from Valeant. Fenwick & West reviewed with the Board the fiduciary duties of directors in connection with the consideration of a proposal for a change of control transaction. Mr. Sieczkarek and Piper Jaffray reviewed with the Board the other parties that had expressed potential interest in a strategic transaction involving the Company and Piper Jaffray reviewed with the Board certain financial matters, including financial aspects of Valeant’s October 10 proposal. Following this discussion, the Board directed management and Piper Jaffray to continue to respond to parties that expressed interest in a strategic transaction involving the Company and directed Piper Jaffray to reject the proposal and invite Valeant to meet with the Company to learn more about its business in order to support an increase to their proposed offer price. On the following day, Piper Jaffray spoke with Mr. Pearson and informed him that the Board had rejected the proposal, sought an increase to the proposed offer price and invited Valeant to meet with the Company and learn more about its business to support such an increase.

On October 25, 2013, Piper Jaffray sent a proposed extension of the initial Confidentiality Agreement to Valeant. On October 31, 2013 Valeant and the Company amended the Confidentiality Agreement to provide that the Confidentiality Agreement would continue to apply and that the “standstill” provision would be extended to July 2014.

On October 28, 2013, Piper Jaffray followed up on Party A’s earlier contact with the Company, and Party A reiterated that it had a serious interest in potentially acquiring the Company. Piper Jaffray sent a confidentiality agreement to Party A and discussed scheduling a meeting with the Company.

On October 28, Piper Jaffray and Mr. Sieczkarek spoke with Party B and its financial advisor about Party B’s potential interest in acquiring the Company. Party B referred to its familiarity with the Company and its markets and indicated that, while it may possibly have an interest in acquiring the Company, its initial interest was solely in acquiring SST. Shortly thereafter, Piper Jaffray sent a confidentiality agreement to Party B.

On October 28, Mr. Sieczkarek advised Party C that Piper Jaffray would contact Party C regarding its previous expression of interest in potentially acquiring the Company. On the same day, Piper Jaffray spoke with Party C, which expressed a serious interest in acquiring the Company and indicated that it had retained a financial advisor to assist it in this process. On the following day, Piper Jaffray spoke with Party C’s investment banker to discuss potential meeting dates with the Company and sent a confidentiality agreement to Party C’s investment banker.

At a meeting of the Board on November 2, 2013, with Fenwick & West in attendance, Mr. Sieczkarek discussed with the Board inquiries that the Company had received from parties interested in a potential strategic transaction and the status of conversations with such parties. The Board directed Mr. Sieczkarek to continue such conversations.

On November 4, 2013, each of Party A, Party B and Party C executed a confidentiality agreement with the Company.

On November 5, 2013, Mr. Pearson and other members of Valeant management met with members of the Company’s management and representatives of Piper Jaffray in California, and the Company made a presentation regarding its business. At this meeting, Mr. Pearson said that Valeant would take into account the information obtained during the meeting and from its due diligence and consider re-submitting an indication of interest.

Between November 5 and December 9, 2013, the Company continued to respond to periodic requests for information from Valeant, and members of the Company’s management participated in several due diligence conference calls with Valeant.

On November 6, 2013, members of the Company’s management met with the management team of Party C and made a presentation to them regarding the Company. Between November 8 and November 26, 2013, the Company and Piper Jaffray provided Party C and its financial advisor with requested due diligence information, and Party C held a call with certain members of the Company’s management on November 26 to perform additional due diligence.

At a meeting of the Board on November 6, Mr. Sieczkarek described to the Board the recent meetings that management had held with Valeant and with Party C, and upcoming meetings with parties that had expressed potential interest in a strategic transaction. The Board directed Mr. Sieczkarek to continue such discussions.

On November 8, 2013, a financial advisor for a strategic party (“Party D”) contacted the Company to indicate that Party D might have an interest in potentially acquiring the Company, and requested a confidentiality agreement.

On November 11, 2013, the Company issued a press release (filed with the SEC on a Current Report on Form 8-K on November 12, 2013) that announced the Company’s operating results for the third quarter of 2013. The 8-K stated that as of September 30, 2013, the Company was in default of its amended and restated loan and security agreement with its bank for failing to comply with certain financial covenants therein, that the Company had entered into a debt financing arrangement providing for a new term loan to repay the Company’s existing term loan to its bank lender and to provide additional working capital, that the Company was adopting a 2014 operating plan designed to drive revenue growth and reduce expenses, and that it had engaged Piper Jaffray to act as its financial advisor in the evaluation of strategic alternatives, including assisting the Board in considering a range of alternatives for the Company, including a possible sale of the Company.

On November 12, 2013, a private equity firm (“Financial Party 1”) contacted Piper Jaffray to indicate its interest in exploring a potential acquisition of the Company.

On November 13, 2013, a financial party (“Financial Party 2”) contacted Piper Jaffray inquiring whether the Company was pursuing the divestiture of any of its product lines, and a private equity firm (“Financial Party 3”) contacted Piper Jaffray to express potential interest in the Company. Also on November 13, Piper Jaffray sent a confidentiality agreement to the financial advisor for Party D and indicated that the Company was willing to meet with them upon execution of the confidentiality agreement.

Also on November 13, Piper Jaffray again spoke with the financial advisor for Party C, who indicated that Party C anticipated submitting a proposal prior to Thanksgiving.

On November 15, 2013, members of management of Party B met with members of the Company’s management, who made a presentation to the Party B representatives.

On November 18, 2013, a strategic party (“Party E”) contacted Piper Jaffray regarding potential interest in acquiring the Company.

On November 19, 2013, two private equity firms (“Financial Party 4” and “Financial Party 5”) contacted Piper Jaffray regarding their potential interest in acquiring the Company. Also on November 19, members of Party A’s management team met with members of the Company’s management, who made a presentation to the Party A representatives.

On November 20, 2013, Financial Party 5 contacted Mr. Sieczkarek and indicated that its preferred investment would be in a minority investment in the Company rather than a full acquisition of the Company.

Also on November 20, Piper Jaffray spoke with Financial Party 2, which inquired about possible divestitures of product lines and also indicated a potential interest in acquiring the Company. On the same day, Piper Jaffray also spoke about the Company with Financial Party 3 and Financial Party 4. Later that day, Financial Party 1 informed Piper Jaffray that they no longer had an interest in acquiring the Company. On the same day, Piper Jaffray also spoke with Party 4 and sent a confidentiality agreement to them.

Also on November 20, a strategic party (“Party F”) contacted Piper Jaffray to discuss strategic interest in the Company.

On November 21, 2013, Piper Jaffray provided the Company’s non-confidential investor presentation to Financial Party 3 and advised Financial Party 3 that the Company’s management was willing to meet with it. Also on that day, Piper Jaffray spoke with Party F, and Party F indicated that due to other priorities, it was not in a position to pursue a meeting or transaction with the Company at such time. Party F stated that they would talk to Piper Jaffray before Thanksgiving to provide an update.

At a meeting of the Board on November 22, 2013, with Fenwick & West in attendance, representatives of Piper Jaffray reviewed with the Board the status of discussions with parties interested in a potential strategic transaction. The Board then directed Piper Jaffray to advise the parties with whom it had been in contact of the timing of the upcoming Board meeting and of the necessity of submitting a revised proposal prior to such meeting if they continued to be interested in a strategic transaction.

Also on November 22, Piper Jaffray spoke with Mr. Pearson, who said that Valeant would submit an indication of interest after the Thanksgiving weekend.

Also on November 22, Piper Jaffray contacted a number of parties that had previously been contacted, advising them that, if they were interested in making a proposal to the Company with respect to a potential strategic transaction involving the Company, they should do so prior to the scheduled Board meeting on December 12, 2013. One such party, Financial Party 4, executed a confidentiality agreement that day, and Piper Jaffray provided Financial Party 4 with a presentation and invited Financial Party 4 to meet members of management. Financial Party 2, which had previously inquired about a potential divestiture of the Company’s product lines, indicated that it would await the conclusion of the Company’s strategic discussions to determine if such a divestiture were a possibility. Party E indicated that it did not have interest in pursuing a transaction. Party C’s financial advisor informed Piper Jaffray that Party C was continuing with their analysis and expected to submit a proposal the week of December 2.

On November 25, 2013, Party D advised Piper Jaffray that it would not pursue a strategic transaction with the Company. Also on that day, Piper Jaffray spoke to Financial Party 5 to advise it of the timing of the upcoming Board meeting if Financial Party 5 intended to submit a proposal, and Financial Party 5 reiterated that its preferred form of investment would be a minority investment.

Between November 25 and December 5, 2013, the Company and Piper Jaffray provided requested due diligence material to Party A.

On November 27, 2013, two strategic parties (“Party G” and “Party H”) contacted Piper Jaffray regarding the Company. Piper Jaffray sent a confidentiality agreement and indicated to Party G that management was willing to meet and advised it of the timing of the Board meeting. On the same day, Piper Jaffray contacted Party F once again, and Party F reiterated that it was not then in a position to pursue a meeting with the Company.

On November 28, 2013, Party G indicated to Piper Jaffray that it would enter into the confidentiality agreement.

On December 2, 2013, Party H contacted Piper Jaffray to say that it would like to have a discussion regarding the sale of the Company. On the same day, Piper Jaffray discussed companies in the aesthetics industry with another strategic party (“Party I”). Party I indicated that, after some review, it had no interest in acquiring the Company.

On December 3, 2013, a private equity firm (“Financial Party 6”) contacted Piper Jaffray about the Company. On the same day, Piper Jaffray responded to an inquiry about the Company from a strategic party (“Party J”).

On December 4, 2013, Mr. Sieczkarek spoke with Financial Party 5, which asked about the possibility of reviewing additional information about the Company. On the same day, Piper Jaffray sent a confidentiality agreement to Financial Party 5 and contacted Financial Party 4 and Party H, invited them to meet with management if interested and advised them of the upcoming Board meeting. Party H indicated that it was not likely to be able to make a decision about a strategic proposal in that time frame.

Also on December 4, Party C’s investment banker informed Piper Jaffray and Party C’s chief executive officer informed Mr. Sieczkarek that Party C would submit an indication of interest to acquire the Company by December 6.

On December 5, 2013, Party G executed a confidentiality agreement, and Piper Jaffray sent Party G certain information and advised it of the timing of the Board meeting. Piper Jaffray also spoke with Financial Party 6 and Party J, sent them confidentiality agreements and advised them of the timing of the Board meeting. On the same day, a private equity firm (“Financial Party 7”) contacted Piper Jaffray about the Company and Financial Party 3 advised Piper Jaffray that it was not interested in pursuing a potential strategic transaction involving the Company.

Also on December 5, Valeant delivered a letter to Piper Jaffray, once again proposing an acquisition transaction with a per Share consideration to the Company’s stockholders in the range of $2.70-$2.81 in cash, which proposal was unchanged from Valeant’s proposal set forth in its letter of October 10, 2013, but which now represented a higher premium over the then-current market price of Shares. On December 6, 2013, Piper Jaffray contacted Mr. Pearson and advised him that the Company would carefully consider this proposal. Mr. Pearson indicated that Valeant was interested in moving quickly to enter into a definitive agreement and that if discussions with the Company were not successfully completed in a brief period of time, the offer would be withdrawn and Valeant would instead pursue other alternatives, including seeking to pursue an alternative transaction that it was considering.

On December 6, Piper Jaffray spoke with Financial Party 7 and sent it a confidentiality agreement and advised them of the timing of the Board meeting. Financial Party 7 indicated that they would not be able to make a proposal to the Company before the December 12 meeting of the Board. On the same day, Piper Jaffray spoke with the financial advisor to Party C and Mr. Sieczkarek spoke with the chief executive officer of Party C, each of which said that Party C intended to submit a proposal on December 9 or 10. Piper Jaffray also spoke with Party A and Party B, and Party A said that it planned to submit a proposal prior to the Board meeting and Party B said that it planned to submit a proposal solely with respect to SST. Also on the same day, Financial Party 5 executed a confidentiality agreement and Piper Jaffray sent Company information to it, invited it to meet management and advised it of the timing of the Board meeting.

Later that evening on December 6, Valeant delivered a draft merger agreement to Piper Jaffray and requested that the parties work over the weekend with the goal of executing a merger agreement by the morning of Monday, December 9, 2013. The draft merger agreement provided for a 4.0% termination fee payable by the Company in certain circumstances and provided that tender agreements be executed by all directors and certain officers, along with an affiliated entity of one director.

On December 7, 2013, Piper Jaffray contacted Party J, which indicated that Party J would respond shortly regarding its interest.

On December 8, 2013, the Board held a special meeting with Piper Jaffray and Fenwick & West in attendance. The Board discussed Valeant’s proposal, including the financial aspects thereof. Following Piper Jaffray’s presentation of a financial analysis, the Board discussed the premium to the current market price of the Company’s common stock reflected in the proposals from Valeant, and further discussed the likelihood that the then-current trading price of the Company’s common stock reflected speculation regarding a potential change of control transaction in light of the Company’s announcement of the retention of Piper Jaffray to facilitate the exploration of potential strategic alternatives. The Board then directed Piper Jaffray to respond to Valeant that it was disappointed that Valeant had not increased its offer price between its letter of October 10 and December 5, and directed Piper Jaffray to further explore the ability to attain a higher price from Valeant. At this time, Piper Jaffray was directed to continue reaching out to other strategic and financial parties that had expressed a potential interest in the Company and advise them of the need to submit any proposals prior to the upcoming Board meeting.

On the same day, Piper Jaffray contacted Mr. Pearson and advised him of the Board’s disappointment with the price and that the Company was receiving other serious indications of interest. Piper Jaffray further advised Mr. Pearson that the Board was meeting on December 12 and would formulate a more specific response at that time, including a proposed valuation that the Board would find acceptable. Piper Jaffray advised Mr. Pearson that the proposed price per Share to be forthcoming from the Board would likely be at or above $3.00 per Share. Mr. Pearson stated that Valeant would not pay that high a price and that if this was the Board’s firm position, Valeant would cease negotiations.

On December 10, 2013, the chief executive officer of Party C contacted Mr. Sieczkarek and said that Party C would not be making a proposal to acquire the Company. On the same day, Financial Party 4 contacted Piper Jaffray and indicated it did not have an interest in acquiring the Company.

Also on December 10, Financial Party 6 executed a confidentiality agreement, and Piper Jaffray sent it information regarding the Company. Later that day, Financial Party 6 had a conference call with members of the Company’s management and Piper Jaffray advised it of the timing of the Board meeting.

Also on December 10, Party G and Party J indicated to Piper Jaffray that they did not intend to submit proposals.

Also on December 10, Party A submitted a proposal to the Company to acquire the Company for consideration having a value in the range of $2.25-$2.50 per Share, with consideration to consist of equal amounts in value of Party A’s shares and cash, though Party A indicated that it would be willing to consider a 100% cash transaction.

On December 11, 2013, Party B submitted a proposal to acquire SST for consideration of $16.0 million, of which $3.0 million was contingent on future SST revenue.

Also on December 11, Party H advised Piper Jaffray that it was still evaluating a proposal and would not complete their analysis prior to the upcoming Board meeting. On the same day, Party F and Financial Party 5 advised Piper Jaffray that they did not have an interest in acquiring the Company. On the same day, Financial Party 7 executed a confidentiality agreement and indicated to Piper Jaffray that they would not be in a position to submit an expression of interest prior to the upcoming Board meeting.

Also on December 11, Piper Jaffray spoke with Mr. Pearson to reiterate the Board’s intent to carefully review Valeant’s latest proposal at the December 12 Board meeting, and to restate the expectation that the offer price per Share would be at or above $3.00. Mr. Pearson again stated that Valeant would not offer per Share consideration at or above $3.00, and further advised that if the parties were unable to reach an agreement promptly, Valeant would instead pursue an alternative transaction that it was considering.

On the evening of December 11, the Board met, with representatives of Piper Jaffray and Fenwick & West in attendance. The Board engaged in a lengthy discussion regarding the Valeant proposal and strategies for seeking to obtain a higher price from Valeant. The Board also discussed the prospects for improving the proposal from Party A and their concerns about Party A’s ability to execute the transaction that it proposed. In addition, the Board discussed the status of negotiations and contacts with other potentially interested parties. The Board further discussed the opportunities and challenges inherent in the Company’s ability to continue to operate as an independent company in a very competitive market with many large players.

Early in the morning of December 12, 2013, the Board resumed its meeting from the prior evening, with representatives of Piper Jaffray and Fenwick & West in attendance. The directors again discussed the alternatives of the Company remaining independent or completing a transaction with Valeant. During such discussion, aspects of Valeant’s proposal were discussed, including financial, legal and business operations aspects. Fenwick & West also provided an overview of the terms of the proposed merger agreement to the Board at this time. At the Board’s direction, representatives of Piper Jaffray left the meeting for a telephone conference with the chief executive officer of Party A to explore its willingness to improve the terms of its proposal. Piper Jaffray advised Party A that there was substantial interest in the Company, but Party A did not propose to increase the offer price range set forth in its proposal. Party A further indicated that while it might be able to structure an all-cash transaction, its preference remained for a transaction with consideration consisting of cash and capital stock of Party A, and that it would require an additional 60-90 days to complete its due diligence due to the offer range, mix of consideration and extended timing for due diligence. The Board determined that Party A’s proposal was significantly less attractive to the Company’s stockholders than the Valeant proposal in light of the factors above and the terms of the Valeant proposal. During the course of these discussions, the directors discussed with Fenwick & West the “no-shop” provisions in the draft merger agreement and the termination rights that would apply if a superior proposal were received prior to the consummation of the Offer.

The Board then discussed strategy for Mr. Sieczkarek’s and Piper Jaffray’s meeting with Mr. Pearson, which had been arranged for the same day. At the Board’s direction, Mr. Sieczkarek and the representatives of Piper Jaffray then left to meet with Mr. Pearson to seek a price per Share of at least $3.00.

Mr. Sieczkarek and the representatives of Piper Jaffray returned to the Board meeting and reported to the Board that Mr. Pearson reiterated that Valeant would not increase the offer price per Share to $3.00 or higher, as the Board had proposed. However, Mr. Pearson did express that in order to resolve negotiations and proceed expeditiously, Valeant would agree, subject to completion of due diligence, to an offer price per Share of $2.90 with a termination fee of 2.5%, as compared with the 4.0% termination fee contained in the draft merger agreement that Valeant had previously submitted. The Board and its advisors discussed aspects of the revised proposal as well as the strategy to achieve a higher price. After this discussion, the Board once again directed Mr. Sieczkarek and the representatives of Piper Jaffray to meet with Mr. Pearson and advise him that the Board would unanimously support a price of $3.05 per Share.

Mr. Sieczkarek and the representatives of Piper Jaffray met with Mr. Pearson to convey this message. Mr. Pearson indicated that he had expressed repeatedly that Valeant would not agree to a price of $3.00 per Share or higher. He said Valeant would agree, subject to completion of due diligence, to a best and final price of $2.95, with a termination fee of 4.0%, which upon further negotiation he agreed to reduce to 3.5%. Mr. Pearson said that if this offer were not accepted promptly, he intended to cease discussions with the Company.

Mr. Sieczkarek and the representatives of Piper Jaffray returned and reported to the Board regarding the discussions with Mr. Pearson. Mr. Sieczkarek advised the Board that he thought that these were the best and final terms obtainable from Valeant and that, if not accepted by the Board, Mr. Pearson was likely to withdraw the offer. Following discussion of these terms, as well as financial analysis from Piper Jaffray and legal analysis from Fenwick & West, the Board agreed to accept these economic terms, subject to negotiating, to its satisfaction, the terms of the merger agreement and Valeant’s completion of its due diligence. Mr. Pearson, and the general counsel of Valeant, who had accompanied him, were invited into the meeting with the Board and its advisors for a brief discussion regarding timing and logistics for Valeant to complete its due diligence and for the parties to achieve an expeditious execution of the merger agreement and announcement of the transaction.

On December 12, the Company and Fenwick & West began to respond to additional due diligence requests from Valeant and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant, and continued to do so through December 15, 2013. In the afternoon of December 12, at the Board’s direction, Fenwick & West returned the draft Merger Agreement to Skadden Arps with proposed revisions, and Fenwick & West and Skadden Arps negotiated the terms of the Merger Agreement through its execution on December 15. In addition, on December 12, Skadden Arps provided forms of tender agreements to be signed by all directors and certain officers of the Company, as well as an affiliated entity of one director as a condition to Valeant’s willingness to enter into the Merger Agreement. Following negotiation, the Tender Agreements were finalized and entered into on December 15 in connection with the execution of the Merger Agreement.

Later in the day on December 12, Inlign CP III, LLC, a Delaware limited liability company (“Inlign”), delivered to the Company written notice of claims for damages of $9,500,000 for the Company’s alleged breach of covenants contained in the Agreement and Plan of Merger, dated as of January 29, 2013 (the “SST Agreement”), by and among the Company, Argonaut Limited Liability Company, a Colorado limited liability company and a wholly owned subsidiary of the Company, SST and Inlign, acting solely in the capacity of representative of the SST unit holders. Mr. Holthe is an affiliate of Inlign. These claims were consistent with the claimed breaches of the SST Agreement previously identified to the Company by Inlign, with which claims the Company did not agree.

The Inlign notice of claims was provided to Valeant per its due diligence requests on December 12, and the Company explained that it disputed the claims asserted in the letter. Valeant nonetheless immediately informed the Company that it would not enter into a merger agreement until these claims were resolved and further advised that it would reduce the proposed offer price by any amounts required to be paid by the Company to settle this matter.

Early in the morning of December 13, 2013, Mr. Sieczkarek spoke with directors other than Mr. Holthe regarding the matter, then contacted Mr. Holthe in an effort to resolve Inlign’s claims and offered a settlement of $2.1 million plus the accelerated release of the cash and Shares of the Company’s common stock remaining in escrow per the SST Agreement. Mr. Holthe responded that he was authorized to accept no less than $5.0 million. The Board met later in the morning on December 13 to consider Inlign’s claims and address the Board’s concern to Mr. Holthe. Mr. Holthe was then excused from the Board meeting. Following discussion of strategy to resolve this issue, Harold Covert, a member of the Board, was authorized to negotiate with Inlign to resolve the matter. He did so on December 13 and through the morning of December 14, 2013. The Board, without Mr. Holthe, met on the morning of December 14, and Mr. Covert reported on his negotiations with Inlign. The Board discussed the claims and agreed upon the maximum amount that it would offer Inlign to resolve the claims. Following the meeting, Mr. Covert contacted Inlign, which then agreed to settle, in full satisfaction of all its claims, and with release of other contractual rights, including indemnification obligations for the Company, that would otherwise have continued for an additional period of time, in the amount agreed upon by the Board, which was a payment of $2.5 million in cash and allowing the accelerated release of the cash and Shares remaining in escrow per the

SST Agreement. Fenwick & West and counsel for Inlign completed the negotiation of a Settlement Agreement to this effect, including mutual releases of claims under the SST Agreement, and the Company and Inlign executed the Settlement Agreement on the afternoon of December 14.

Mr. Sieczkarek advised Mr. Pearson of this settlement and proposed that the settlement was of a sufficiently small amount that the proposed offer price per Share should not be adjusted. Mr. Pearson responded that the offer price per Share that Valeant was willing to pay would be reduced by $0.03 per Share to reflect the economic impact to Valeant of the $2.5 million settlement payment and its effect on the Company’s balance sheet, as well as the early release of the escrowed cash and Shares and release of potential indemnification claims. As such, Valeant revised its proposed offer price per Share to $2.92. Later that day, Piper Jaffray spoke to Mr. Pearson and reiterated the request not to adjust the offer price due to the settlement, or to reduce it by a lesser amount. Mr. Pearson reiterated that Valeant would not incur any of the economic impact of the settlement, and that the offer price per Share would be $2.92.

On the evening of December 14, the Board held a telephonic meeting, with representatives of Piper Jaffray and Fenwick & West in attendance. Supporting materials, including the substantially final version of the Merger Agreement, were distributed prior to the meeting. Fenwick & West again reviewed with the Board its fiduciary duties with respect to the consideration and potential approval of a change of control transaction. Fenwick & West then made a detailed presentation to the Board of the terms and conditions of the Merger Agreement as well as the proposal in the Merger Agreement for directors and certain officers of the Company, as well as an entity affiliated with one of the directors, to sign agreements to tender their Shares pursuant to the Offer. Throughout this presentation, the Fenwick & West representatives responded to questions from the Board. Thereafter, Piper Jaffray reviewed with the Board the history of the process and its updated financial analysis, and responded to questions from the Board. Piper Jaffray then delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated December 14, 2013, to the Board to the effect that the cash price of $2.92 per Share to be received in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders (other than Valeant and Purchaser). The full text of Piper Jaffray’s written opinion is attached to this Schedule 14D-9 as Annex A.

Following discussion, the Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the Transactions, (ii) declaring that it is in the best interest of the Company and the Company’s stockholders (other than Valeant and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Valeant and its subsidiaries) and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board further authorized the management of the Company and Fenwick & West to finalize the Merger Agreement and the related disclosure letter with Valeant and Skadden Arps.

Throughout the remainder of the evening of December 14 and through December 15, 2013, the Company and Fenwick & West responded to final due diligence requests of Valeant and Skadden Arps, and Skadden Arps finalized its due diligence. Fenwick & West and Skadden Arps then finalized the Merger Agreement and the related disclosure letter. The parties executed the Merger Agreement in the evening of December 15 and the transaction was announced on the morning of Monday, December 16, 2013.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters. The Board consulted with its financial advisors regarding the financial aspects of the

Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders (other than Valeant, Parent, the Purchaser and any direct or indirect wholly owned subsidiary of Valeant) of the consideration to be received by such stockholders pursuant to the Transactions. The Board also consulted with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

•	Premium to Market Price. The Offer Price represents a premium of approximately 40% to the closing price per Share on December 13, 2013, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 60% to the closing price per Share on November 11, 2013, the last trading day prior to the Company’s announcement of third quarter 2013 earnings and that the Company had retained Piper Jaffray to evaluate strategic alternatives.

•	Business and Financial Condition and Prospects. The Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as an independent entity.

•	Financial Position. The Board’s awareness of the Company’s declining overall financial health.

•	Liquidity. The Board’s understanding of the Company’s likely need of additional working capital to support future growth, the challenges to attracting additional working capital in light of the Company’s significant debt and future contingent payment obligations and the current lack of authorized capital stock for future issuances to raise working capital.

•	Economic Conditions. The current economic uncertainty in the U.S. and the other markets in which the Company sells its products and the effect on all purchasers of goods and services.

•	Executive Management. The uncertainty surrounding the ability to identify and attract a permanent chief executive officer following the Company’s appointment of an interim chief executive officer in August 2013, which uncertainty the Board believes is adversely affecting the ability of the current executive team to lead the Company.

•	Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussion with management regarding the Company’s business prospects and discussion with representatives of Piper Jaffray of possible strategic alternatives available to the Company and the contacts representatives of Piper Jaffray made, following which the Board determined that Parent was the party most likely to be able to provide the highest value to the Company’s stockholders and the most likely to execute on a transaction.

•	Competitive Conditions. The Company’s belief that in order to compete most effectively in the Company’s markets, the resources of a bigger company may be required, and the belief, based on its discussions with Parent, that if Parent did not acquire the Company, Parent would pursue a transaction involving a competitor of the Company.

•	Execution Risk and Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of not executing the Company’s long-term business strategy, and while also providing such stockholders with certainty of value for their Shares as compared to consideration payable in a stock-for-stock transaction, which would be subject to fluctuation in market prices of the Company and Parent’s stock.

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see Item 8 under the heading “Additional Information — Appraisal Rights.”

•	Synergies. The Merger is expected to result in synergies to Parent, the value of which is factored into the Offer but is not currently factored into the market price for the Company as a stand-alone company and would not be equally realized in other strategic transactions, such as a leveraged buyout.

•	Negotiations with Parent. The Merger Agreement was the product of extensive arms-length negotiations, which resulted in an increase from a price range of $2.70-$2.81 to $2.92 in the price per Share offered by Parent and improvement from the Company’s perspective in several provisions of the Merger Agreement.

•	Public Stockholder Support for Change of Control Transaction. The fact that, since the time of, and subsequent to, the Company’s 2013 Annual Meeting of Stockholders, certain of the Company’s stockholders have publicly supported the Company seeking strategic alternatives.

•	Lack of Competing Offers Notwithstanding Substantial Interest from Potential Acquirors. The fact that, after a total of 10 strategic and seven financial parties contacted the Company or Piper Jaffray regarding a potential strategic transaction involving the Company, many of which met with the management of the Company or otherwise received other confidential information about the Company’s business, the Company received only one proposal for a change of control transaction in addition to the proposal from Parent, which additional proposal reflected a maximum potential price, payable in cash and equity, that was $0.42 per Share lower than the $2.92 cash per Share price offered by Parent.

•	Presentation and Opinion of Piper Jaffray. The presentation to the Board at its meeting on December 14, 2013 by representatives of Piper Jaffray, and the written opinion of Piper Jaffray delivered to the Board, dated as of December 14, 2013, as to the fairness, from a financial point of view, as of that date, to the Company’s stockholders (other than Valeant, Parent, the Purchaser and any direct or indirect wholly owned subsidiary of Valeant) of the Offer Price, as more fully described in this Item 4 under the heading “ — Opinion of Piper Jaffray & Co., the Company’s Financial Advisor.” The full text of the written opinion of Piper Jaffray is included hereto as Annex A.

•	Use of Reasonable Best Efforts. Parent’s agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain restrictions related to divestitures and conditions.

•	Ultimate Parent Guaranty. Valeant’s agreement to guarantee unconditionally Parent and the Purchaser’s payment and performance obligations under the Merger Agreement.

•	Speed and Likelihood of Consummation.

•	The Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

•	The structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer.

•	The likelihood that the Offer would be completed and the Merger would be consummated, including the fact that:

•	The Purchaser is required, subject to certain conditions, to extend the Offer.

•	Subject to its circumscribed rights to terminate the Offer, the Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•	The completion of the Offer is conditioned on meeting the minimum tender condition, which cannot be waived without the prior written consent of the Company.

•	The number of outstanding Shares that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Date to satisfy the minimum tender condition is a number of Shares that, when added to the number of Shares owned by Valeant and its subsidiaries taken as a whole as of such Expiration Date, would represent a majority of the fully-diluted number of Shares at such date.

•	There are not expected to be significant antitrust or other regulatory impediments, other than customary review pursuant to the HSR Act.

•	The Company may request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger.

•	Parent’s and the Purchaser’s obligations under the Offer are not subject to any financing condition.

•	Valeant’s and Parent’s significant financial resources and balance sheet.

•	The business reputation and capabilities of Valeant and its management, including Valeant’s substantial experience in the execution of mergers and acquisitions.

•	Ability to Respond to Takeover Proposals. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to the Offer Closing, to (i) consider and respond to a written unsolicited takeover proposal and (ii) provide non-public information to, and engage in discussions or negotiations with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such takeover proposal constitutes, or would reasonably be expected to lead to, a superior proposal.

•	Change of Recommendation Provisions. The ability of the Board, under the Merger Agreement, to modify or withdraw its recommendation to the Company’s stockholders or terminate the Merger Agreement under certain circumstances in response to a superior proposal or an intervening event, if the Board determines (after consultation with its representatives) that failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law, subject to Parent’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to Parent a termination fee of $8.75 million, which represents approximately 3.5% of the equity value of the Company after giving effect to the Offer Price.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement and the Transactions, including the following:

•	No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares that could be expected if the Company’s plans were successfully implemented, including the Company’s recently announced restructuring plan, which had been expected to reduce expenses and improve cash flows beginning in 2014.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•	Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which, subject to specific exceptions, could delay or prevent the

Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending consummation of the Merger.

•	Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Non-Solicitation. The Merger Agreement precludes the Company from actively soliciting alternative transaction proposals.

•	Termination by Valeant. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•	Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

•	Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company.”

•	Termination Fee. The possibility that the $8.75 million termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement and the Transactions were outweighed by the potential benefits of the Merger Agreement and the Transactions.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously approved the Merger Agreement and the Transactions and recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

In considering the recommendation of the Board that you accept the Offer and tender your Shares to the Purchaser pursuant to the Offer, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours, and that Parent and the Purchaser entered into Tender Agreements with all directors and certain officers of the Company, along with an affiliate entity of one director, pursuant to which each such officer, director and affiliated entity agreed, among other things, to tender all their Shares pursuant to the Offer. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the

Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of Piper Jaffray & Co., the Company’s Financial Advisor

The Company retained Piper Jaffray to act as financial advisor to the Board, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be paid pursuant to the Merger Agreement.

The full text of the Piper Jaffray written opinion dated December 14, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated in its entirety by reference herein. You are urged to, and should, carefully read the Piper Jaffray opinion in its entirety and this summary is qualified in its entirety by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to the holders of Shares, other than Valeant and any of its affiliates. Piper Jaffray’s opinion was directed solely to the Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement dated December 14, 2013;

•	reviewed and analyzed certain financial and other data with respect to the Company that was publicly available;

•	reviewed and analyzed certain information, including financial projections on a stand-alone basis, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the immediately preceding matters described above, as well as the Company’s business and prospects before and after giving effect to the Merger;

•	reviewed the current and historical reported prices and trading activity of Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	reviewed and compared the premium payable in the Merger to recent trading prices of Shares to premiums or discounts implied by the consideration paid in selected merger transactions;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•	performed a discounted cash flows analysis for the Company on a stand-alone basis.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Board at a meeting held on December 14, 2013. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Board on December 14.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 14, 2013, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the Offer Price to be approximately $250 million, based on approximately 85.5 million Shares of common stock and common stock equivalents outstanding, consisting of options and restricted stock units and warrants, calculated using the treasury stock method and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt and fair value of contingent consideration, less cash, adjusted for the $2.5 million settlement with Inlign CP III, LLC) to be approximately $303 million.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for Shares over the one-year period ended December 13, 2013, in order to provide background information on the prices at which Shares have historically traded. The following table summarizes some of these historical closing prices relative to the Offer Price:

Price per Share
Offer Price	$2.92
Closing price on December 13, 2013	$2.09
30 trading day average	$1.98
180 trading day average	$2.14
One-year high (January 4, 2013)	$2.78
One-year low (May 7, 2013)	$1.75

Selected Public Companies Analysis

Aesthetics

Piper Jaffray reviewed selected historical financial data of the Company for the two fiscal years ended December 31, 2011 and December 31, 2012 and three quarters ended September 30, 2013, and estimated financial data of the Company that were prepared by the Company’s management as its internal financial projections for the quarter ended December 31, 2013 and the five fiscal years ending December 31, 2018, and compared them to corresponding historical financial data, and consensus Wall Street research forecasts, where applicable, for public companies in the aesthetics industry which Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and by applying the following criteria:

•	capital equipment-focused aesthetics companies

Piper Jaffray identified and analyzed the following selected companies:

•	Cutera, Inc.

•	Cynosure, Inc.

•	PhotoMedex, Inc.

•	Syneron Medical Ltd.

•	ZELTIQ Aesthetics, Inc.

For the selected aesthetic public companies analysis, Piper Jaffray compared projected calendar year (“CY”) 2013 and CY 2014 implied EV multiples for the Company derived from the Offer Price and the Company’s corresponding projected revenue, gross profit and EBITDA, on the one hand, to implied enterprise valuation multiples for the selected aesthetic public companies derived from their closing prices per share on December 13, 2013 and corresponding projected revenue, gross profit and EBITDA, on the other hand.

The analysis indicated the following multiples:

Selected Public Companies
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to projected CY 2013 revenue(2)	2.0x	6.4x	2.0x	2.2x	1.1x	0.9x	0.6x
EV to projected CY 2014 revenue(2)	1.8x	5.4x	1.6x	1.9x	1.0x	0.8x	0.5x
EV to projected CY 2013 gross profit(2)	3.1x	9.2x	3.5x	3.4x	2.0x	1.1x	1.0x
EV to projected CY 2014 gross profit(2)	2.8x	7.5x	2.7x	2.8x	1.9x	1.0x	0.9x
EV to projected CY 2013 EBITDA(2)(3)	63.0x	13.5x	11.5x	9.6x	9.6x	7.7x	5.7x
EV to projected CY 2014 EBITDA(2)(3)	11.8x	12.2x	10.0x	8.7x	9.0x	7.7x	4.7x

(1)	Based on the Offer Price of $2.92 per share.
(2)	Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the Company were based on the estimates of the Company’s management. Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the selected medical technology—aesthetics public companies were based on Wall Street consensus estimates and/or Wall Street research.
(3)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of three selected companies were omitted from the calculation of the projected CY 2013 EBITDA multiples and the results of one selected company was omitted from the calculation of the projected CY 2014 EBITDA multiples.

The selected aesthetic public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected aesthetic public companies. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share, with a maximum and minimum mean/median value per Share of $3.23 and $1.32, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Medical Technology — Financial Profile

Piper Jaffray also reviewed the selected historical financial data of the Company and internal financial projections and compared them to corresponding historical financial data, and consensus Wall Street research forecasts, where applicable, for other public companies in the medical technology industry which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

•	companies with a market capitalization less than or equal to $500 million;

•	companies with last 12 months (“LTM”) revenue less than or equal to $500 million;

•	companies with expected revenue growth between 0% and 10% in 2013 and 2014;

•	companies with LTM gross margin greater than or equal to 50%; and

•	companies with LTM EBITDA margin less than or equal to 20%.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	Alphatec Holdings, Inc.

•	CryoLife Inc.

•	Exactech Inc.

•	Syneron Medical Ltd.

For the selected financial profile public companies analysis, Piper Jaffray compared projected CY 2013 and CY 2014 implied EV multiples for the Company derived from the Offer Price and the Company’s corresponding projected revenue, gross profit and EBITDA, on the one hand, to implied enterprise valuation multiples for the selected financial profile public companies derived from their closing prices per share on December 13, 2013 and corresponding projected revenue, gross profit and EBITDA, on the other hand.

The analysis indicated the following multiples:

Selected Public Companies
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to projected CY 2013 revenue(2)	2.0x	2.0x	1.7x	1.4x	1.4x	1.1x	1.1x
EV to projected CY 2014 revenue(2)	1.8x	1.8x	1.6x	1.4x	1.3x	1.1x	1.0x
EV to projected CY 2013 gross profit(2)	3.1x	3.1x	2.5x	2.3x	2.2x	2.0x	1.9x
EV to projected CY 2014 gross profit(2)	2.8x	2.8x	2.3x	2.1x	2.0x	1.8x	1.7x
EV to projected CY 2013 EBITDA(2)(3)(4)	63.0x	11.7x	11.0x	10.3x	10.3x	9.5x	8.8x
EV to projected CY 2014 EBITDA(2)(3)(4)	11.8x	8.7x	8.5x	8.3x	8.3x	8.1x	7.9x

(1)	Based on the Offer Price of $2.92 per Share.
(2)	Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the Company were based on the estimates of the Company’s management. Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates and/or Wall Street research.
(3)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of one selected company was omitted from the calculation of the projected CY 2013 EBITDA multiples.
(4)	Piper Jaffray excluded one public company from the calculation of the projected CY 2013 EBITDA and projected CY 2014 EBITDA multiples due to insufficient data.

The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected financial profile public companies. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share, with a maximum and minimum mean/median value per Share of $2.07 and $1.81, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Aesthetics

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving target companies in the medical technology aesthetics industry and which Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

•	transactions where target is a capital equipment-focused aesthetics company; and

•	enterprise value greater than or equal to $25 million.

Based on these criteria, the following 11 transactions were selected:

Target	Acquiror	Date of Transaction
Alma Lasers	Fosun Pharma	March 26, 2013
Palomar	Cynosure	March 18, 2013
Sound Surgical	Solta Medical	January 29, 2013
DUSA Pharmaceuticals	Sun Pharma	November 8, 2012
HOYA ConBio	Cynosure	June 28, 2011
Candela Corporation	Syneron Medical	September 9, 2009
Reliant Technologies	Thermage	July 7, 2008
Laserscope (Aesthetics Business)	IRIDEX	November 30, 2006
Alma Lasers	TA Associates	March 23, 2006
TuiLaser AG	Coherent Inc.	June 13, 2005
Coherent Medical Group	ESC Medical Systems	February 26, 2001

Piper Jaffray calculated the ratio of implied enterprise value to historical revenue for the LTM preceding each transaction and the ratio of implied enterprise value to projected revenue for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the Offer Price.

The analysis indicated the following multiples:

Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue(2)	2.0x	4.7x	2.3x	1.8x	1.3x	0.9x	0.3x
EV to FTM revenue(3)(4)	1.9x	3.2x	2.2x	1.6x	1.6x	0.8x	0.3x

(1)	Based on the Offer Price of $2.92.
(2)	Revenues for the LTM for the Company were for the 12 months ended September 30, 2013.
(3)	Projected revenue for the Company with respect to the FTM were for the 12 months beginning September 30, 2013 and were based on estimates of the Company’s management. Revenues for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.
(4)	Piper Jaffray determined that transaction multiples were not applicable where there was insufficient information available to Piper Jaffray to calculate the FTM revenue. Accordingly, the results of five selected transactions were omitted for the FTM revenue multiples.

The selected aesthetic M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within the range of implied enterprise valuation multiples of the selected aesthetics M&A transactions. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share, with a maximum and minimum mean/median of $2.57 and $1.75, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Medical Technology — Financial Profile

Piper Jaffray also reviewed M&A transactions involving target companies in the medical technology industry and which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

•	enterprise value less than or equal to $500 million;

•	LTM revenue less than or equal to $500 million;

•	FTM revenue growth between 0% and 10%;

•	LTM gross margin greater than or equal to 50%;

•	LTM EBITDA margin less than or equal to 20%; and

•	transactions announced since January 1, 2009.

Based on these criteria, the following 8 transactions were selected:

Target	Acquiror	Date of Transaction
Obagi Medical Products, Inc.	Valeant Pharmaceuticals	March 20, 2013
Palomar Medical Technologies, Inc.	Cynosure, Inc.	March 18, 2013
BREG, Inc.	Water Street Healthcare Partners	February 24, 2012
Physio-Control, Inc.	Bain Capital	November 27, 2011
Osteotech Inc.	Medtronic Inc.	August 17, 2010
ATS Medical Inc.	Medtronic Inc.	April 29, 2010
BioForm Medical, Inc.	Merz Pharma Group	January 4, 2010
I-Flow Corporation	Kimberly-Clark Corporation	October 8, 2009

Piper Jaffray calculated the ratio of implied enterprise value to historical revenue for the LTM preceding each transaction and the ratio of implied enterprise value to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of implied enterprise value to historical EBITDA for the LTM preceding each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the Offer Price of $2.92.

The analysis indicated the following multiples:

Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue(2)	2.0x	4.6x	3.0x	2.4x	2.2x	1.4x	1.1x
EV to FTM revenue(3)	1.9x	4.2x	2.7x	2.2x	2.0x	1.4x	1.0x
EV to LTM EBITDA(3)(4)(5)	43.5x	20.2x	19.5x	18.8x	18.8x	18.1x	17.3x

(1)	Based on the Offer Price of $2.92.
(2)	Revenues and EBITDA for the LTM for the Company were for the 12 months ended September 30, 2013.
(3)	Projected revenue and EBITDA for the Company with respect to the FTM were for the 12 months beginning September 30, 2013 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.
(4)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of four selected transactions were omitted for the LTM EBITDA multiples.
(5)	Piper Jaffray determined that transaction multiples were not applicable where there was insufficient information available to Piper Jaffray to calculate the LTM EBITDA. Accordingly, the results of two selected transactions were omitted for the LTM EBITDA multiples.

The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected financial profile M&A transactions. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share, with a maximum and minimum mean/median of $3.54 and $0.93, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the Company being valued. However, no company or transaction utilized in the selected financial profile or aesthetic M&A transaction analysis is identical to the Company or the Merger.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from industry databases if Piper Jaffray determined the target was a public medical technology company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

•	M&A transactions between public target and acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2009;

•	enterprise value greater than $50 million;

•	1-day premiums; and

•	no negative premiums.

Based on these criteria, 42 transactions were selected for analysis by Piper Jaffray, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Offer Price of $2.92.

The analysis indicated the following premiums:

		Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
Premium 1 day prior to undisturbed(2)	60%	172%	54%	42%	33%	21%	6%
Premium 1 day prior(3)	41%	172%	54%	42%	33%	21%	6%

(1)	Based on the Offer Price of $2.92.
(2)	Based on the closing price per Share of $1.83 on November 11, 2013, which represents the last closing price prior to the announcement of Q3 earnings and the hiring of Piper Jaffray to evaluate strategic alternatives.
(3)	Based on closing price per Share of $2.07 on December 12, 2013.

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for Shares implied by the Offer Price were within the range of premiums paid in the selected M&A transactions. Piper Jaffray also derived a range of implied equity values per diluted share of Common Stock, with a maximum and minimum mean/median of $2.94 and $2.43, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from December 31, 2013 to December 31, 2018, discounted back to December 31, 2013 and (ii) a projected terminal value at the

December 31, 2018 based upon terminal year multiples of projected EBITDA, discounted back to December 31, 2013. The free cash flows for each year and terminal year revenue were calculated from financial projections for such periods provided to Piper Jaffray by the Company (which were the same financial projections described in this Item 4 under the heading “ — Certain Unaudited Prospective Financial Information of the Company”). The free cash flows for each year were calculated as: earnings before interest and taxes, less taxes (based on an assumed 35% marginal tax rate through December 31, 2018 after utilization of $93 million in net operating losses), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the increase in net working capital. Piper Jaffray calculated the range of net present values for free cash flows for each period from December 31, 2013 through December 31, 2018, based on a range of discount rates ranging from 19.6% to 23.6%. Piper Jaffray calculated a range of terminal values using terminal EBITDA multiples ranging from 8.0x to 9.0x applied to projected 2018 EBITDA, and discounted back to December 31, 2013 using a range of discount rates ranging from 19.6% to 23.6%.

Piper Jaffray based the discount rates on an analysis of the Company’s weighted average cost of capital. The weighted average cost of capital was calculated based on the Company’s capital structure, with the cost of equity defined as the equity risk premium multiplied by the Company’s five-year daily adjusted beta, plus the size premium, plus the risk free rate as defined by the 20-year U.S. Treasury Coupon Bond Yield.

This analysis resulted in implied per Share values ranging from a low of $2.29 per Share to a high of $2.96 per Share. Piper Jaffray observed that the Offer Price was within the range of implied values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of Shares.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon financial projections of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from projected financial results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement. While Piper Jaffray provided advice to the Board during the Company’s negotiations with Parent, Piper Jaffray did not recommend any specific offer price.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further assumed that the financial information provided to Piper Jaffray by the management of the Company was prepared on a reasonable basis in accordance with industry practice. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial projections, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial projections, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial projections, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement. Piper Jaffray’s opinion does not address any accounting, legal, tax and financial reporting matters.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not materially and adversely affect the Company or the contemplated benefits of the Offer to Valeant and its subsidiaries.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company and Piper Jaffray was not furnished with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and at the Company’s direction and with its consent, made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that the Company is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which Shares have traded or such stock may trade at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the Offer Price, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer, the merits of the Offer relative to any alternative transaction or business strategy that may be available to the Company, the Purchaser’s ability to fund the Offer Price, any other terms contemplated by the Merger Agreement, the fairness of the Merger to any other class of securities, creditor or other constituency of the Company, or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price proposed to be paid to holders of Shares.

Information about Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses in the medical technology and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the Transactions on the basis of such experience and its familiarity with the Company.

Piper Jaffray acted as a financial advisor to the Company in connection with the Merger and will receive an estimated fee of approximately $4.7 million from the Company, which is contingent upon the consummation of the Offer, except for $500,000 of such fee which has been paid to Piper Jaffray for providing its fairness opinion and will be credited against the total fee. The opinion fee was not contingent upon the consummation of the Offer or the conclusions reached in Piper Jaffray’s opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Valeant for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In the ordinary course of its business, Piper Jaffray also publishes research on the common stock of Valeant. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Valeant or entities that are affiliated with the Company or Valeant, for which Piper Jaffray would expect to receive compensation. Neither Valeant nor the Company has paid any fees or other compensation to Piper Jaffray for financial advisory services in the past five years.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Offer and other participants in the Offer (including Valeant) that differ from the opinions of Piper Jaffray’s investment banking personnel.

Certain Unaudited Prospective Financial Information of the Company

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board at its meeting on December 12, 2013 in connection with its consideration of the Transactions and also provided by the Company’s management to Piper Jaffray in connection with the rendering of its opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2013 through 2018, which information summarizes information that was provided by the Company’s management to the Board at a meeting held on December 12, 2013 and to Piper Jaffray in connection with the rendering of its opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “ — Opinion of Piper Jaffray, the Company’s Financial Advisor”:

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions)

	2013E	2014E	2015E	2016E	2017E	2018E
Revenue	$150	$165	$182	$197	$217	$238
Cost of Goods Sold	53	58	63	67	73	79
Gross Profit	97	107	119	130	144	160
Operating Expenses	96	84	89	93	98	103
Operating Profit	1	23	30	37	46	57
Interest & Other Expense	6	4	4	5	5	5
Pre-tax Income	(4)	18	26	32	42	52
Taxes	0	0	1	3	3	3
Net Income	(4)	18	25	29	38	49

The following is a reconciliation of the Company’s Adjusted EBITDA to the Operating Profit amounts contained in the summary of the unaudited prospective financial information set forth above (in millions):

	2013E	2014E	2015E	2016E	2017E	2018E
Operating Profit	$1	$23	$30	$37	$46	$57
Depreciation	4	3	3	3	3	3
Adjusted EBITDA	5	26	33	40	49	60

The unaudited prospective information set forth above differs in some immaterial respects from the unaudited prospective financial information with respect to fiscal years 2014, 2015 and 2016 in the proposed 2014 operating plan (the “Proposed Plan”) provided to the Board in advance of its meeting on December 12, 2013. The unaudited prospective financial information set forth above takes into account certain operating expenditure reduction opportunities, which were not included in the Proposed Plan; as a result, the operating profit in the unaudited prospective financial information set forth above is greater than the corresponding figure in the Proposed Plan by approximately $2 million for fiscal year 2014, approximately $1 million for fiscal year 2015 and approximately $1 million for fiscal year 2016.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

In connection with Piper Jaffray’s services as the Company’s financial advisor, the Company has agreed to pay Piper Jaffray an aggregate fee currently estimated to be approximately $4.7 million, of which approximately $500,000 was payable upon delivery of Piper Jaffray’s opinion and approximately $4.2 million is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse certain of Piper Jaffray’s expenses and indemnify it against certain liabilities arising out of its engagement.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to our stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Mark M. Sieczkarek	November 30, 2013	10,095	$0	Securities deemed acquired pursuant to a grant of restricted stock units
Douglas W. Heigel	November 20, 2013	46,875	$1.10	Securities acquired following the exercise of options
Mark M. Sieczkarek	October 31, 2013	9,461	$0	Securities deemed acquired pursuant to a grant of restricted stock units

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

None of Valeant, Parent and the Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other action of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement or take any other action, in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Purchaser purchases Shares pursuant to the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all Shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days following the sending of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Holder

All written demands for appraisal should be addressed to Solta Medical, Inc., 25881 Industrial Boulevard, Hayward, California 94545, attention: Chief Financial Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. the Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither the Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties are preparing and will promptly file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of VPI’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15 of the Offer to Purchase under the heading “Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, the Purchaser and Parent believe that no mandatory antitrust premerger notification filing are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, the Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, the Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 of the Offer to Purchase under the heading “Conditions to the Offer.”

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or the Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the Transactions. The Company has entered into change of control and severance agreements with the named executive officers of the Company, which provide for potential compensation in connection with the Transactions. The terms and conditions of the change of control and severance agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company — Change of Control and Severance Agreements,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of change of control and severance agreements with the Company’s named executive officers and the named executive officers may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on January 31, 2014, (ii) the Offer Price is $2.92 per Share and (iii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his or her employment without “cause” or for “good reason” on the date immediately following the change of control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company — Change of Control and Severance Agreements.”

To the extent that the payments and benefits shown below constitute “excess parachute payments” for purposes of section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the named executive officer will either have his or payments and benefits reduced to the highest amount that could be paid without being considered an “excess parachute payment” under section 280G of the Code or, if greater, receive the after-tax amount of his or her payment and benefits taking into account the excise tax imposed under Section 4999 of the Code and any applicable federal, state and local taxes. The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on these payments and benefits.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Mark M. Sieczkarek, Chairman, President and Chief Executive Officer	$—	$198,306	$—	$198,306
Stephen J. Fanning, Former President and Chief Executive Officer*	—	251,021	—	251,021
John F. Glenn, Chief Financial Officer	461,093	1,024,514	26,087	1,511,694
William Brodie, Former Vice President of Global Sales*	—	—	—	—
Douglas W. Heigel, Vice President of Operations	197,572	630,757	13,043	841,372
Mingo Ku, Vice President of Global Sales	205,000	134,434	11,194	350,628
Jeffrey C. Nardoci, Vice President of Worldwide Marketing and General Manager, Surgical Specialties	204,019	598,564	13,043	815,627
Thomas J. Yorkey, Ph.D., Vice President of Research and Development*	—	—	—	—

*	Mr. Fanning resigned as an employee of the Company effective August 6, 2013. Mr. Brodie resigned from the Company on January 17, 2013. Mr. Yorkey resigned from the Company effective December 31, 2013. Since the terminations of these named executive officers are not related to a change in control pursuant to the terms of their respective change of control and severance agreements, such named executive officers are not deemed to receive compensation based upon or otherwise relating to the Transactions.
(1)	Amounts in this column represent the “double trigger” cash severance amounts payable under the applicable named executive officer’s change of control and severance agreement if, within three months before or 12 months following the Offer Closing, the named executive officer is terminated without “cause” or resigns for “good reason.” Payment would be contingent upon the executive’s executing and not revoking a release agreement. Severance would be paid as a cash lump sum within 60 days of the employment termination date, in an amount equal to (x) for Mr. Glenn, the sum of (i) 100% of Mr. Glenn’s annual base salary in effect immediately prior to the executive’s termination date or (if greater) at the level in effect immediately prior to the change of control and (ii) 100% of Mr. Glenn’s annual target bonus for the fiscal year of the executive’s termination or (if greater) the annual target bonus in effect immediately prior to the change of control, and for Messrs. Heigel, Ku and Nardoci, the sum of (i) 50% of the executive’s annual base salary in effect immediately prior to the executive’s termination date or (if greater) at the level in effect immediately prior to the change of control and (ii) 50% of the executive’s annual target bonus for the fiscal year of the executive’s termination or (if greater) the annual target bonus in effect immediately prior to the change of control. Base salaries for Messrs. Glenn, Heigel, Ku and Nardoci are expected to be $307,395, $282,245, $270,000 and $291,456, respectively. Target bonuses for Messrs. Glenn, Heigel, Ku and Nardoci are expected to be $153,698, $112,898, $140,000 and $116,582, respectively. Since the base salaries and annual target bonuses of the named executives officers in effect immediately prior to the change of control are not known, the amounts in this column reflect the executives’ respective base salaries and annual target bonuses as of December 16, 2013.
(2)

Pursuant to the Merger Agreement, (i) all Options outstanding immediately before the Effective Time will be cancelled and converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the excess, if any, of the amount of the Offer Price over the exercise price per vested Share subject to such Options multiplied by the total number of Shares issuable upon exercise of such Options and (ii) each other equity award issued under the Company’s stock plans other than Options outstanding immediately before the Effective Time will be cancelled and converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the amount of the Offer Price per vested Share subject to such equity award (the portion vested determined in accordance with the terms of such equity awards). The value of the “single trigger” acceleration with respect to Options is $3,682 for Mr. Glenn, $2,084 for Mr. Heigel, $5,469 for Mr. Ku and $2,105 for Mr. Nardoci. The value of the “single trigger” acceleration with respect to the RSUs is $198,306 for Mr. Sieczkarek, $251,021 for Mr. Fanning, $532,608 for Mr. Glenn, $329,373 for Mr. Heigel, $82,245 for Mr. Ku and $312,828 for Mr. Nardoci. The value of the “single trigger” acceleration with respect to MSUs will be determined in accordance with the terms of the MSU awards and will not exceed $488,224 for Mr. Glenn, $299,300 for Mr. Heigel, $46,720 for Mr. Ku and $283,631 for Mr. Nardoci, which assumes that all MSU awards achieved the target level of performance at the Offer Closing and accelerate in connection with the Transactions.
(3)	Amounts in this column represent the estimated value of the “double trigger” payments for continuation of health coverage pursuant to the COBRA for (i) 12 months, in the case of Mr. Glenn and (ii) six months, in the case of Messrs. Heigel, Ku and Nardoci, to which the named executive officer would be entitled under his change of control and severance agreement if, within the period that is three months prior to or 12 months following the Offer Closing, the named executive officer is terminated without “cause” or resigns for “good reason.” The value of the double trigger COBRA Payments is based upon the type of insurance coverage the Company carried for each named executive officer as of December 16, 2013 and is valued at the premiums in effect on December 16, 2013.

Litigation

On December 17, 2013, a suit entitled Rosier v. Solta Medical, Inc., et al, Civil Action No. 9170 was filed in the Court of Chancery of the State of Delaware. In addition, on December 18, 2013, a suit entitled Lathrop v. Covert, et al, Case No. HG13-707363, was filed in California Superior State Court for the County of Alameda. In addition, on December 20, 2013, a suit entitled Walker v. Solta Medical, Inc., et al, Case No. RG13-707659, was filed in California Superior State Court for the County of Alameda. All three suits are purported class actions brought on behalf of the Company’s stockholders. The suits are substantially the same and allege that the Company and its directors breached fiduciary duties in connection with the proposed Transactions, which plaintiffs allege does not appropriately value the Company, was the result of an inadequate process, and includes preclusive deal protection devices. The suits also claim that Valeant, Parent and the Purchaser aided and abetted these violations. The complaints purport to seek unspecified damages and injunctive relief. The Company believes the claims are without merit and intends to defend against them vigorously.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including the timing of the Transactions and other information relating to the Transactions. Without limiting the foregoing, words such as “believes,” “plans,” “prospective,” “anticipates,” “forecasts,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “would,” “assuming,” “potential,” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and the Purchaser to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers or acquisition proposals will be made, the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger, the effects of disruption from the Transactions on the Company’s business, including diverting management’s attention from the Company’s ongoing business operations, and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners, the amount of the costs, fees, expenses and charges related to the Transactions, the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability, other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 6, 2013 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. The Company believes that the assumptions on which the forward-looking statements in this document are based are reasonable. However, the Company cannot assure you that the actual results or developments the Company anticipates will be realized or, if realized, that they will have the expected effects on our business or operations. In light of significant uncertainties inherent in the forward-looking statements contained herein, the reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements to reflect events or circumstances after the date of this document or to update reasons why actual results could differ from those anticipated in forward-looking statements in this document, except as required by law. All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this document and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Letter dated December 23, 2013 to the Stockholders of Company.*

(a)(2)(A)	Opinion of Piper Jaffray, dated December 12, 2013 (included as Annex A to this Schedule 14D-9).*

(a)(5)(A)	Joint Press Release issued by Valeant Pharmaceuticals International, Inc. and Solta Medical, Inc. on December 16, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Sapphire Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the SEC on December 17, 2013).

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, by and among, Valeant Pharmaceuticals International, Sapphire Subsidiary Corp., Valeant Pharmaceuticals International, Inc. and Solta Medical, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2013).

Exhibit No.	Description

(e)(2)	Confidentiality Agreement, dated July 7, 2012, by and between the Company and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit (d)(12) to the Schedule TO).

(e)(3)	Form of Indemnity Agreement between Company with its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Form S-1 filed with the SEC on August 10, 2006).

(e)(4)

Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Harold L. Covert (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and H. Daniel Ferrari (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and John Glenn (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Linda Graebner (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(8)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and David Holthe (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(9)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Inlign CP III, LLC (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(10)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Cathy L. McCarthy (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(11)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Jeff Nardoci (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(e)(12)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Mark M. Sieczkarek (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

(e)(13)	Tender Agreement, dated as of December 15, 2013, by and among Valeant Pharmaceuticals International, Sapphire Subsidiary Corp. and Eric Stang (incorporated by reference to Exhibit (d)(11) to the Schedule TO).

(e)(14)	Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2011).

(e)(15)	Form of Notice of Grant for, and Terms and Conditions of, Market Stock Units under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2011).

Exhibit No.	Description

(e)(16)	Amended and Restated Change of Control and Severance Agreement effective as of April 1, 2013 by and between Solta Medical, Inc. and John F. Glenn (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013).

(e)(17)	Form of Amended and Restated Change of Control and Severance Agreement effective as of April 1, 2013 (for executive officers) (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013).

*	Filed herewith.

Annex	A Opinion of Piper Jaffray & Co., dated December 12, 2013.

Annex	B Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013	SOLTA MEDICAL, INC.

	By:	/s/ Mark M. Sieczkarek
Mark M. Sieczkarek
Chairman of the Board, President and Chief Executive Officer

Annex A

800 Nicollet Mall, Minneapolis, MN 55402
Tel: 612-303-6000	Tel: 800-333-6000	Fax: 612-303-1036
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

December 14, 2013

Board of Directors

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, CA 94545

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Solta Medical, Inc., a Delaware corporation (the “Company”), of the Cash Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of December 14, 2013 (the “Agreement”), to be entered into among the Company, Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Guarantor”), Valeant Pharmaceuticals International, a Delaware corporation and wholly-owned subsidiary of Guarantor (the “Acquiror”), and Sapphire Subsidiary Corp., a Delaware corporation and a newly formed wholly owned subsidiary of the Acquiror (“Merger Sub”). The Agreement provides that, among other things, (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Company Common Stock at a purchase price of $2.92 per share in cash (the “Cash Consideration”) and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered, other than shares of Company Common Stock held in treasury or owned by the Acquiror or Merger Sub, will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated December 14, 2013; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further assumed that the financial information provided to us by the management of the Company has been prepared on a reasonable basis in accordance with industry practice. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not materially and adversely affect the Company or the contemplated benefits of the Transaction to Guarantor and its subsidiaries.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We are currently providing financial advisory services to the Company and its affiliates and have, in the past, provided financial advisory and financing services to the Company and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or tender their shares with respect to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Cash Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Cash Consideration, or any other terms contemplated by the Agreement or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation including whether such payments are reasonable in the context of the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Cash Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Acquiror and its affiliates, if any) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Annex B

Section 262 of Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4